SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

First Mid-Illinois Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $4.00 per share

(Title of Class of Securities)

320866 106

(CUSIP Number)

Elizabeth L. Celio

c/o SKL Investment Group, LLC

121 S. 17th Street

Mattoon, Illinois 61938

(217) 235-4410

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D, originally filed on August 4, 2014, is being refiled in its entirety for the sole purpose of including a conformed signature and a date of execution. No substantive changes have been made to the original filing.

(Continued on following pages)

CUSIP No. 320866 106	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
Elizabeth L. Celio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 689,478 Shares
	8	SHARED VOTING POWER 160,237 Shares
	9	SOLE DISPOSITIVE POWER 689,478 Shares
	10	SHARED DISPOSITIVE POWER 160,237 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 849,715 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN OO

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $4.00 per share (the “Common Stock”), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 1421 Charleston Avenue, Mattoon, Illinois 61938.

Item 2.	Identity and Background.
a)	This statement is being filed by Elizabeth L. Celio individually and as more particularly described in Item 5 below.
b)	Ms. Celio’s business address is as follows: SKL Investment Group, LLC, 121 South 17th Street, Mattoon, Illinois 61938.
c)	Ms. Celio’s principal occupation is an investor.
d)	During the last five years, Ms. Celio has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.
e)	During the last five years, Ms. Celio has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f)	Ms. Celio is a citizen of the United States of America.

Item 3.	Source of Amount of Funds or Other Considerations.

Since Ms. Celio’s most recently filed amendment to this statement on July 6, 2012, shares of Common Stock for which Ms. Celio is reporting beneficial ownership herein have been acquired in the following manner: (i) 198,096 shares have been acquired from a distribution of shares previously held by the Richard A. Anthony Lumpkin 1990 Person Income Trust f/b/o Elizabeth Arabella Lumpkin dated April 20, 1990 and (ii) 67,068 shares are obtainable through the conversion of 290 shares of Series B Preferred Stock of the Company that have been acquired from a distribution of shares previously held by the Richard A. Anthony Lumpkin 1990 Person Income Trust f/b/o Elizabeth Arabella Lumpkin dated April 20, 1990. Please also see the description of the shares owned by The Lumpkin Family Foundation described below in Item 5, of which Ms. Celio disclaims beneficial ownership. No borrowed funds were used to acquire any of the above listed stock.

Item 4.	Purpose of Transaction.

Purchases of shares of Common Stock by Ms. Celio have been for investment purposes. Ms. Celio may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Ms. Celio has no present intention to sell any shares, she could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by her.

Except as set forth above, Ms. Celio does not have any plan or proposal which relates to any of the following matters:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Issuer.

(a) Ms. Celio beneficially owns (i) 473,757 shares held individually (ii) 92,507 shares obtainable through the conversion of 110 shares of Series B Preferred Stock of the Company, held individually and (iii) 123,214 shares obtainable through the conversion 500 shares of Series C Preferred Stock of the Company, held individually. In her capacity as one of seven directors of The Lumpkin Family Foundation, Ms. Celio is reporting shared voting and investment power over the (iv) 112,467 shares held by The Lumpkin Family Foundation (v) 23,127 shares of Common Stock obtainable through the conversion of 100 shares of Series B Preferred Stock held by The Lumpkin Family Foundation and (vi) 24,643 shares of Common Stock obtainable through the conversion of 100 shares of Series C Preferred Stock held by The Lumpkin Family Foundation; however, Ms. Celio disclaims beneficial ownership of these 160,237 shares. Ms. Celio’s total beneficial ownership amounts to 849,715 shares of Common Stock, or 13.8% of the outstanding shares.

(b)  Ms. Celio holds sole voting and investment power over the above shares of Common Stock; however Ms. Celio disclaims beneficial ownership of the 160,237 shares held by The Lumpkin Family Foundation.

(c)  During the past 60 days, Ms. Celio has effected no transactions in the Common Stock other than the following:

(i) On August 4, 2014, Ms. Celio acquired 198,096 shares of Common Stock and 290 shares of Series B Preferred Stock of the Company, which are convertible into 67,068 shares of Common Stock of the Company, from a distribution of shares previously held by the Richard Anthony Lumpkin 1990 Personal Income Trust f/b/o Elizabeth Arabella Lumpkin dated April 20, 1990 under which David R. Hodgman and Steven L. Grissom serve as co-trustees.

(ii) On August 4, 2014, Ms. Celio gifted 600 shares of Common Stock to each of the following trusts for the benefit of her children under which Steven L. Grissom serves trustee: Elizabeth L. Celio 2000 Gift Trust f/b/o Emma G. Celio; Elizabeth L. Celio 2000 Gift Trust f/b/o Claudia M. Celio; Elizabeth L. Celio 2000 Gift Trust f/b/o Gabriela C. Celio.

(d) Other than the entities described in sub-items (a) & (b) above, to the knowledge of Ms. Celio, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Ms. Celio.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Celio and any person with respect to any securities of the issuer.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2014

/s/ Elizabeth L. Celio

Elizabeth L. Celio